ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Record Revenues for the Fourth Quarter and Year Ended December 31, 2013

Quarterly Revenues Up 8% Year-Over-Year, Reaching Record $30.7 Million;

Quarterly Cloud Bookings More Than Doubled With 10 New Cloud Customer Wins

Burlington, MA, February 5, 2014 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the fourth quarter and year ended December 31, 2013.

Highlights

•	Strong win rate, added 19 new customers during the fourth quarter, 10 of which are cloud;
•	Fourth quarter 2013 revenues reached $30.7 million (8% growth year-over-year);
•	2013 annual revenues reached $103.2 million (3% growth year-over-year);
•	Total cash and investments increased to $58.0 million;
•	Annual cash from operations was $6.4 million;
•	Short-term backlog and deferred revenues increased substantially to $42.7 million (28% growth year-over-year);
•	Promotion of Mr. Zvi Piritz to President of EMEA & APAC, and Mr. Stephen Timms to President of Americas.

Fourth Quarter Results

For the fourth quarter ended December 31, 2013, total revenues were $30.7 million, up 8% from $28.4 million in the fourth quarter of 2012. Net income for the fourth quarter of 2013 was $2.3 million, or $0.07 per fully diluted share, compared to net income of $3.9 million, or $0.12 per fully diluted share, for the same period last year. Non-GAAP net income for the quarter was $2.3 million, or $0.07 per fully diluted share, compared to Non-GAAP net income of $4.2 million, or $0.13 per fully diluted share, for the same period last year.

Software license revenues for the fourth quarter of 2013 were $10.9 million, up 1% compared with software license revenues of $10.8 million for the same period last year. Services revenues were $19.8 million, up 13% compared with services revenues of $17.6 million in the same period last year.

Gross profit in the fourth quarter of 2013 was $19.0 million, or 62% of revenues, compared to $18.5 million, or 65% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the fourth quarter of 2013 were $58.0 million, an increase of $2.3 million compared to the end of the third quarter of 2013. Net cash provided by operating activities was $1.9 million during the fourth quarter of 2013.

Full Year 2013 Results

Total revenues for 2013 grew 3% over 2012 to $103.2 million, yielding net loss of $4.2 million, or $(0.13) per fully diluted share.  This compares with revenues of $100.0 million and net income of $7.5 million, or $0.23 per fully diluted share, for 2012.  Non-GAAP net loss for 2013 was $2.5 million, or $(0.08) per fully diluted share. This compares with Non-GAAP net income of $10.2 million, or $0.31 per fully diluted share, for 2012.

Executive Changes

The Company also announced today the appointment of Mr. Zvi Piritz as President of EMEA & APAC and Mr. Stephen Timms as President of Americas, reporting to the CEO - Dr. Moshe BenBassat.

Mr. Piritz has been with ClickSoftware for 15 years, managing our worldwide sales organization since 2005 as Senior VP World Wide Sales, and serving in various executive management roles since 1999. Mr. Piritz holds a B.A. degree in Economics from Tel Aviv University, Israel and an M.B.A. degree in Marketing & International Accounting from Fordham University, New York, USA.

Mr. Timms has been with ClickSoftware for 9 years, serving as Senior VP of Sales in Americas since 2010. Prior to moving to the United States, Mr. Timms held various positions in our sales organization, serving as our VP of Sales in EMEA and as the Director of Sales in West Region, EMEA. Mr. Timms graduated Harvard Business School Executive Education – General Manager Program, in 2013.

Management Commentary

“The results of the fourth quarter show that ClickSoftware has turned the corner. Strong execution was driven by a record number of new customers, growing traction for our cloud-based SaaS offering and increased market demand for mobility products,” said Dr. Moshe BenBassat, ClickSoftware’s Founder and CEO. “The win-rate against the competition was quite convincing, specifically for large clients. We added 19 new customers during the fourth quarter, 10 of which selected our cloud-based solution. For the full year of 2013, we had 54 new customer wins, which is 50% above the 34 new customers we had in 2012. The trend of large enterprise organizations considering a SaaS offering is on the rise and our ability to offer a best-of-breed solution, both on premise and in the cloud, is a key competitive advantage for ClickSoftware.”

“While the shift to the cloud impacted up-front license revenues in 2013, we saw a significant increase in our base of recurring cloud revenues and expect greater visibility in 2014 as the stream continues to grow. We have a strong pipeline of new business opportunities for the year ahead and a healthy mix of perpetual and SaaS-based opportunities going forward. We continue to introduce new innovations in the cloud, mobile and the artificial intelligence (ClickButler) technologies that serve to ensure our competitive,” added Dr. Moshe BenBassat.

Dr. BenBassat concluded, “Aiming at continuous agility, alignment and efficiency, we have made an organizational change that will empower our territories operations to be more autonomous in their processes and decision making, achieving our Company goals effectively, efficiently and with high velocity. I am pleased to announce the promotion of two ClickSoftware’s veterans: Mr. Zvi Piritz to President of EMEA & APAC, and Mr. Stephen Timms to President of Americas.“

Financial Outlook

For 2014, the Company currently expects top line growth of 8% to 11%, and to achieve revenues in the $111 to $115 million range. This outlook is based on approximately $42.7 million in backlog and deferred revenues, current visibility into a growing sales pipeline and expected expansion into new territories and industry verticals. Non-GAAP fully diluted earnings per share for 2014 is expected to be in the range of $0.06 to $0.12, which excludes share-based compensation costs of approximately $0.09, and deferred taxes expense of approximately $0.01 per fully diluted share. GAAP fully diluted earnings per share is expected to be in the range of ($0.04) to $0.02.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5904).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, impairment of intangible assets and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including expected growth, expansion into new territories and industry verticals, prospects, trends and opportunities in SaaS offerings and cloud-based sales, pipeline, demand for our solutions and our outlook for 2014 revenues and GAAP and Non-GAAP earnings per share. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, the impact of the Cloud model on initial transaction size and gross margins and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	December 31, 2013		December 31, 2012
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$10,914	36%	$10,847	38%
Services	19,779	64%	17,552	62%
Total revenues	30,693	100%	28,399	100%

Cost of revenues:
Software license	1,381	4%	1,154	4%
Services	10,342	34%	8,728	31%
Total cost of revenues	11,723	38%	9,882	35%

Gross Profit	18,970	62%	18,517	65%

Operating expenses:
Research and development costs, net	4,398	14%	3,871	14%
Selling and marketing expenses	10,893	35%	8,725	31%
General and administrative expenses	2,478	8%	2,335	8%
Total operating expenses	17,769	58%	14,931	53%

Operating income	1,201	4%	3,586	13%
Other income	-	-	110	0%
Interest income, net	221	1%	64	0%
Net income before taxes	$1,422	5%	$3,760	13%
Tax income, net	834	2%	146	1%
Net income	$2,256	7%	$3,906	14%

Net earnings per ordinary share:
Basic	$0.07		$0.12
Diluted	$0.07		$0.12

Shares used in computing basic net income per share	32,334,458		31,622,991
Shares used in computing diluted net income per share	33,062,701		32,747,616

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended
	December 31, 2013 (Unaudited)		December 31, 2012 (Audited)
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$28,679	28%	$34,541	35%
Services	74,502	72%	65,505	65%
Total revenues	103,181	100%	100,046	100%

Cost of revenues:
Software license	4,413	4%	3,686	4%
Services	39,894	39%	35,185	35%
Total cost of revenues	44,307	43%	38,871	39%

Gross Profit	58,874	57%	61,175	61%

Operating expenses:
Research and development costs, net	15,970	15%	13,146	13%
Selling and marketing expenses	39,706	38%	31,977	32%
General and administrative expenses	9,121	9%	8,779	9%
Total operating expenses	64,797	63%	53,902	54%

Operating (loss) income	(5,923)	(6)%	7,273	7%
Other income	-	-	110	0%
Interest income, net	839	1%	274	0%
Net (loss) income before taxes	$(5,084)	(5)%	$7,657	8%
Tax income (expense), net	924	1%	(169)	(0)%
Net (loss) income	$(4,160)	(4)%	$7,488	7%

Net (loss) earnings per ordinary share:
Basic	$(0.13)		$0.24
Diluted	$(0.13)		$0.23

Shares used in computing basic net (loss) income per share	32,048,030		31,545,435
Shares used in computing diluted net (loss) income per share	32,048,030		32,837,789

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$25,346	$12,793
Deposits	9,001	30,310
Marketable securities	22,586	15,635
Trade receivables, net	22,490	21,792
Deferred taxes	1,740	220
Other receivables and prepaid expenses	4,408	3,398
Total current assets	85,571	84,148

LONG TERM ASSETS
Property and equipment, net	5,023	4,206
Deposits	1,072	621
Other receivables and prepaid expenses	218	275
Deferred taxes	2,060	1,230
Intangible assets, net	-	452
Goodwill	1,572	1,572
Severance pay funds	2,052	1,965
Total long term assets	11,997	10,321
Total Assets	$97,568	$94,469

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$17,707	$16,536
Deferred revenues	13,420	9,047
Total current liabilities	31,127	25,583

LONG TERM LIABILITIES
Accrued severance pay	4,840	4,465
Deferred taxes	40	-
Deferred revenues	4,642	1,503
Total long term liabilities	9,522	5,968
Total liabilities	40,649	31,551

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	137	132
Additional paid-in capital	92,301	87,566
Accumulated deficit	(36,179)	(25,296)
Accumulated other comprehensive income	703	559
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	56,919	62,918
Total Liabilities and shareholders' equity	$97,568	$94,469

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 31, 2013 (Unaudited)	December 31, 2012 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(4,160)	$7,488
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	2,593	2,144
Amortization of deferred compensation	2,744	2,534
Amortization of acquired intangible assets	278	714
Impairment of acquired intangible assets	174	-
Severance pay, net	288	399
Gain on marketable securities	(429)	(146)
Other	92	13
Changes in operating assets and liabilities:
Trade receivables	(698)	1,586
Deferred taxes	(2,310)	(540)
Other receivables	(809)	(104)
Accounts payable and accrued expenses	1,171	2,928
Deferred revenues	7,512	(807)
Net cash provided by operating activities	$6,446	$16,209

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(3,502)	(2,490)
Increase in deposits	20,858	(1,595)
Investments in marketable securities	(15,686)	(7,459)
Proceeds from sale of marketable securities	9,164	2,915
Net cash provided by (used in) investment activities	$10,834	$(8,629)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(6,723)	(10,120)
Employee options exercised	1,996	650
Net cash used in financing activities	$(4,727)	$(9,470)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,553	(1,890)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,793	14,683
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$25,346	$12,793

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	December 31, 2013		December 31, 2012
	$	% of Revenues	$	% of Revenues

GAAP Net income	$2,256	7%	$3,906	14%
Share-based compensation (1)	819		652
Amortization of intangible assets (2)	49		150
Impairment of other intangible assets	174		-
Deferred taxes	(1,010)		(470)
Non-GAAP Net income	$2,288	7%	$4,238	15%

GAAP Earnings per share (diluted)	$0.07		$0.12
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.00		0.00
Impairment of other intangible assets	0.01		0.00
Deferred taxes	(0.03)		(0.01)
Non-GAAP Earnings per share (diluted)	$0.07		$0.13

(1) Share-based compensation:
Cost of services	$95		$85
Research and development costs, net	80		69
Selling and marketing expenses	245		173
General and administrative expenses	399		325
	$819		$652

(2) Amortization of intangible assets:
Cost of revenues	$49		$121
Research and development costs, net	-		29
	$49		$150

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Year Ended
	December 31, 2013		December 31, 2012
	$	% of Revenues	$	% of Revenues

GAAP Net (loss) income	$(4,160)	(4)%	$7,488	7%
Share-based compensation (1)	2,744		2,534
Amortization of intangible assets (2)	278		715
Impairment of other intangible assets	174		-
Tax payment for previous years retained earnings*	744		-
Deferred taxes	(2,310)		(540)
Non-GAAP Net (loss) income	$(2,530)	(2)%	$10,197	10%

GAAP (Loss) earnings per share (diluted)	$(0.13)		$0.23
Share-based compensation	0.09		0.08
Amortization of intangible assets	0.00		0.02
Impairment of other intangible assets	0.01
Tax payment for previous years retained earnings*	0.02		0.00
Deferred taxes	(0.07)		(0.02)
Non-GAAP (Loss) earnings per share (diluted)	$(0.08)		$0.31

(1) Share-based compensation:
Cost of services	$357		$312
Research and development costs, net	292		254
Selling and marketing expenses	750		611
General and administrative expenses	1,345		1,357
	$2,744		$2,534

(2) Amortization of intangible assets:
Cost of revenues	$249		$597
Research and development costs, net	29		118
	$278		$715

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law